PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchang
Office of International (
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 10th Sept, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on 1H2002 operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

File No.: 82-4548

Extraordinary Announcement of Pannonplast Plc. on the intention to termination the production of Pannon Aldra

The Company informs its shareholders that in joint agreement with its co-owner it intends to terminate the manufacturing of calendered flexible PVC films of its 50% subsidiary Pannon Aldra Kft before the end of 2002. In the future the company will concentrate on the commercial activity of calandered and extruded films and sheets. The envisaged restructuring is expected to affect the job of 130 persons. Despite the restructuring Pannon Aldra shall meet and fulfil all of its obligations.

Further information is available on the homepage www.pannonplast.hu

Pannonplast Plc.